

March 10, 2026

Sean Peace
Manager
RoyaltyTraders LLC
1053 East Whitaker Mill Rd., Suite 115
Raleigh, NC 27604

      Re: RoyaltyTraders LLC
           Offering Statement on Form 1-A
           Filed March 04, 2026
           File No. 024-12718

Dear Sean Peace:

      This is to advise you that we do not intend to review your offering statement.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Pam Howell at 202-551-3357 with any questions.

                                      Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction